

Mail Stop 3561

October 26, 2015

<u>Via E-mail</u>
Mr. Douglas S. Ewert
Chief Executive Officer
The Men's Wearhouse, Inc.
6380 Rogerdale Road
Houston, TX 77072-1624

Re: The Men's Wearhouse, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed March 27, 2015
File No. 001-16097

Dear Mr. Ewert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32
Results of Operations, page 34
Provision for Income Tax, page 37

1. We note your disclosure that foreign jurisdictions in which you operate had profitability which require you to provide for income tax. We also note that your tax reconciliation on page 71 includes significant adjustments for both the foreign tax rate differential and amortizable tax goodwill. In future filings please expand your disclosure to address clearly the significant adjustments included in your tax reconciliation, including the statutory tax rates and tax expense from your foreign operations in the United Kingdom and Canada. To the extent there are any known uncertainties or trends that could impact your income taxes in future periods, please also address these in your disclosure. Refer to Item 303(a) of Regulation S-K. Please provide draft disclosure in your response.

Items 2.02 and 9.01 Form 8-K filed September 9, 2015
Exhibit 99.1-GAAP to Adjusted Statements of Earnings Information, page 14

2. We note that you present full GAAP to Non-GAAP Adjusted Statements of Earnings for the three and six months ended August 1, 2015 and August 2, 2014. We believe that the presentation of a full non-GAAP income statement may attach undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g. non-GAAP cost of goods sold, interest income and selling, general and administrative expense, etc.) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm   As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,
/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining